

January 25, 2012

Via E-mail
W. Michael Madden
Senior Vice President and Chief Financial Officer
Kirkland's, Inc.
2501 McGavock Pike, Suite 1000
Nashville, TN 37214

>   **Re: Kirkland's, Inc.**
>   **Form 10-K for the fiscal year ended January 29, 2011**
>   **Filed April 14, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2011**
>   **File No. 000-49885**

Dear Mr. Madden:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 1A. Risk Factors, page 11

1. Please tell us what consideration, if any, you gave to including a risk factor detailing the challenges that your company and industry face due to increased competition from internet retailers such as Amazon.com, Ebay.com and Overstock.com.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Bonus and Non-Equity Incentive Plan Compensation, page 16

2. We note your disclosure on page 17 regarding your reported earnings of $1.28 per share in fiscal 2010. Please also disclose your EBIT goal and clarify whether this goal is an EBIT per share goal, with a view towards explaining to investors how you determined the amounts of non-equity incentive plan compensation to be awarded to your NEOs. In this regard, we note your disclosure that "[g]iven the level of performance achieved and the heightened internal expectations entering fiscal 2010, these incentive bonuses were measured at 80.72% of the individual's bonus target." Please clarify whether the amounts of incentive compensation awarded to your NEOs is based upon any factors other than the achievement level of your EBIT goal. If so, disclose such factors and explain how such factors impacted the amounts paid to your NEOs. Refer to Item 402(b)(1)(v) of Regulation S-K.

Equity Based Incentives, page 17

3. We note your disclosure in the first paragraph that "[s]pecial circumstances may dictate an equity award grant on a one-time basis other than in connection with a new hire, but these situations are rare. There were no such special circumstances and related equity grants in fiscal 2010." However we also note your disclosure in the third paragraph regarding the options and RSUs granted to your NEOs. Please revise your disclosure for consistency and explain the "special circumstances" forming the basis for the equity awards issued to your NEOs in fiscal 2010, including how you determined the number of options and RSUs to award to each of your NEOs. Refer to Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

W. Michael Madden
Kirkland's, Inc.
January 25, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director